UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FanFood, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 31, 2016

Physical address of issuer
116 W HUBBARD ST, MAILBOX #38, Chicago, IL 60654

Website of issuer
www.fanfoodapp.com

Current number of employees
29

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,267,705.53	$1,586,732.00
Cash & Cash Equivalents	$201,620.51	$2,038.00
Accounts Receivable	$40,101.10	$0.00
Short-term Debt	$746,718.28	$85,626.00
Long-term Debt	$1,571,639.16	$138,797.00
Revenues/Sales	$98,702.88	$61,657.00
Cost of Goods Sold	$162.77	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,354,584.51	-$571,190.00

December 31st, 2019

FORM C-AR

FanFood, Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by FanFood, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.fanfoodapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 12/31/2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

FanFood, Inc. (the "Company") is a Delaware Corporation, formed on January 31, 2016. The Company was formerly known as Millennial Ventures, LLC.

The Company is located at 116 W HUBBARD ST, MAILBOX #38, Chicago, IL 60654.

The Company's website is www.fanfoodapp.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our Company provides an app that streamlines the in-venue concession ordering process. Our customers purchase concessions at live events through our app and pay a small premium (or convenience fee) on top of their order in exchange for expedited delivery and express pickup of concessions. FanFood also generates revenue through taking a revenue share on concession sales placed through the app and through charging a licensing fee to clients in exchange for use of the software. FanFood is expanding into markets other than sporting venues such as restaurants and food trucks while offering a substantially similar product and service.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 1, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the foodservice / technology industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our technology platform is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved technology and thus may be better equipped than us to develop and commercialize a mobile ordering platform. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mobile ordering platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, in our data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers

or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing and maintenance of this information is critical to our operations, and we devote significant resources to protecting our information by leveraging a secure third-party payment processor, Stripe. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Will Anderson, Dustin Hemesath, Jeremy Niecikowski, and Carson Goodale who are Head of Business Development, National Sales Manager, Chief Technology Officer, and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Will Anderson, Dustin Hemesath, Jeremy Niecikowski, and Carson Goodale although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Will Anderson, Dustin Hemesath, Jeremy Niecikowski, and Carson Goodale or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual

property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or

substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such

licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail

to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries

typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents

could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our Company provides an app that streamlines the in-venue concession ordering process. Our customers purchase concessions at live events through our app and pay a small premium (or convenience fee) on top of their order in exchange for expedited delivery and express pickup of concessions. FanFood also generates revenue through taking a revenue share on concession sales placed through the app and through charging a licensing fee to clients in exchange for use of the software. FanFood is expanding into markets other than sporting venues such as restaurants and food trucks while offering a substantially similar product and service.

Business Plan

The company intends to continue to develop the product, sell into it's primary market, and be prepared to pivot into any markets that could utilize FanFood. The primary objectives in the short term are maximizing sales and building fan adoption. The main methods for sales are inbound leads through marketing and outbound lead generation through the sales team contacting

potential clients. Company operations will be financed with cash generated from sales, investment from current agreements, and new investors committing capital.

History of the Business

10-1 stock split on January 11, 2019

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Ordering App	Free app currently available on the iOS and Android app stores that enables fans to purchase food and beverage at select venues. Purchased products can either be delivered in-seat or picked-up via express line.	Fans at a live event, patrons of a food service location
Admin Portal	Backend queue portal that fulfills fan orders. Venue managers can add inventory, stores, items, prices, generate reports, and view data analytics in real-time.	Food Service Vendors / Stadiums
Runner App	Fulfillment app that allows "runners" to pick up FanFood orders and deliver them to fans' seats	Concession Stand Staffers, Food Service Vendors / Stadiums

FanFood is developing software to integrate into markets other than live events. This primarily includes software for restaurants to allow ordering ahead for pickup. Future plans include development of software that will support merchandise sales

The Company licenses its technology platform directly to stadiums and food-service vendors through its direct sales force. Upcoming plans include licensing the platform to restaurants.

Competition

The Company's primary competitors are VenueNext, SeatServe, Ready, and Tapin2.

We foresee potentially significant competition from many well-established companies that compete directly and indirectly with us with respect to food delivery, technology, location, and funding. We compete with other software service apps and existing white-labeled solutions. Some of our competitors have significantly greater financial resources than we do. Our success depends on the popularity of our brand and the experience we offer our guests.

Customer Base

Our customers are live-entertainment operators who seek to provide a premium experience to their customers as well as fans who prefer the convenience of not waiting in lines.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87244896	Downloadable mobile applications for remote-to-seat, in-venue concession and merchandise ordering, delivery, and express pickup, wherein users place orders via the mobile application wherever they are seated and the venue either delivers the concessions and/or merchandise to the user's seat or prepares the order for express line pickup	DON'T MISS THE BIG PLAY	November 22, 2016	October 3, 2017	United States
87881053	Downloadable mobile applications for remote-to-seat, in-venue concession and merchandise ordering, delivery, and express pickup,	FANFOOD	April 17, 2018	December 11, 2018	United States

	wherein users place orders via the mobile application wherever they are seated and the venue either delivers the concessions and/or merchandise to the user's seat or prepares the order for express line pickup				

87642090	Downloadable mobile applications for remote-to-seat, in-venue concession and merchandise ordering, delivery, and express pickup, wherein users place orders via the mobile application wherever they are seated and the venue either delivers the concessions and/or merchandise to the user's seat or prepares the order for express line pickup	DON'T MISS A MEMORY	October 11, 2017		United States
87635431	Downloadable mobile applications for remote-to-seat, in-venue concession and merchandise ordering, delivery, and express pickup, wherein users place orders via the mobile application	DON'T MISS A SECOND	October 5, 2017		United States

	wherever they are seated and the venue either delivers the concessions and/or merchandise to the user's seat or prepares the order for express line pickup				
87635631	Downloadable mobile applications for remote-to-seat, in-venue concession and merchandise ordering, delivery, and express pickup, wherein users place orders via the mobile application wherever they are seated and the venue either delivers the concessions and/or merchandise to the user's seat or prepares the order for express line pickup	DON'T MISS A MOMENT	October 5, 2017		United States

Governmental/Regulatory Approval and Compliance

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the internet, e- commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 116 W HUBBARD ST, MAILBOX #38, Chicago, IL 60654

The Company has the following additional addresses:

The Company conducts business in Illinois.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer - 02/01/2016 to 1/31/2019 Head of Business Development - 2/1/2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood Inc - Head of Business Development - 2/1/2019 to Present Employment responsibilities include connecting with enterprise partners, working with the sales team, seeking sponsorship opportunities. FanFood Inc - Chief Operating Officer - 02/01/2016 to 1/31/2019 Employment

responsibilities include product development, qualifying leads, managing sales operations, and managing client operations

---

Name

Brian Kopp

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 09/26/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Phoenix Sports Partners LLC – Partner & CEO – March 2019 to Present. Responsible for company operations, due diligence, and advising portfolio companies. Stretch 4 Advisory - Founder - June 2017 to Present. Advisory firm working with sports technology, data and analytics companies of all sizes

---

Name

Kevin Murray

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 01/11/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Wexford Capital Partners LLC – Partner – January 2013 to Present. Responsible for company operations Phoenix Sports Partners LLC – Partner – November 2017 to Present. Responsible for company operations, due diligence, and advising portfolio companies. Natixis – Managing Director, Head of Acquisition and Strategic Finance Americas – July 2014 to March 2018. Lead the acquisition and strategic finance team

---

Name

Robert Barnett III

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 01/11/2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Wexford Capital Partners LLC – Partner – January 2013 to Present. Responsible for company operations Phoenix Sports Partners LLC – Partner – November 2017 to Present. Responsible for company operations, due diligence, and investment sourcing.

Name

Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood Inc - 2016 to Present Employment responsibilities include product development, external relations, managerial oversight, investor relations, and negotiating major partnerships

---

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dustin Hemesath

All positions and offices held with the Company and date such position(s) was held with start and ending dates

National Sales Leader - 02/11/2019 to Present President - 02/01/2016 to 2/10/2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood Inc - President - 02/01/2016 to 2/10/2019 Employment responsibilities include product development, internal relations, managerial oversight, and managing client operations FanFood Inc - National Sales Leader - 02/11/2019 to Present Employment responsibilities include managing sales team, planning sales strategies, ensuring customer success

Name

William Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer - 02/01/2016 to 1/31/2019 Head of Business Development - 2/1/2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood Inc - Head of Business Development - 2/1/2019 to Present Employment responsibilities include connecting with enterprise partners, working with the sales team, seeking sponsorship opportunities. FanFood Inc - Chief Operating Officer - 02/01/2016 to 1/31/2019 Employment responsibilities include product development, qualifying leads, managing sales operations, and managing client operations

Name

Jeremy Niecikowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer - 7/29/2019 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peapod Digital Labs - Technology Lead - January 2019 to July 2019. Lead the technology team Peapod Digital Labs - Director of IT Security and Systems Engineering - September 2017 to December 2018. Leading every aspect of Digital Transformation and IT Security for Peapod Rally Health - Security Operations - January 2017 to September 2017. Managed a wide array of security operations Security Operations at Rally Health

Name

Carson Goodale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: 02/01/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FanFood Inc - 2016 to Present Employment responsibilities include product development, external relations, managerial oversight, investor relations, and negotiating major partnerships

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 29 employees in Illinois, USA, Texas, USA, Florida, USA, Iowa, USA, and Arizona, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
All Employees	PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,486,460
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or	

qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Series A Preferred Preferred Stock
Amount outstanding	1,712,546
Voting Rights	Voting equal to the number of shares that would result from a conversion to common shares at a 1:1 basis
Anti-Dilution Rights	Price protection based on the following formula: CP2 = CP1* (A + B) ÷ (A + C)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Price protection could change the projected ownership of the SAFE units

Type of security	Crowd SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	120,047
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Convertible Notes
Amount outstanding	1,410,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Once converted, SAFE will be diluted

Type of security	Options
Amount outstanding	650,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Iowa Economic Development Authority
Amount outstanding	$12,500.24
Interest rate and payment schedule	3% Interest, balance of loan is due, monthly payments made
Amortization schedule	
Describe any collateral or security	Collateral is the assets of the company
Maturity date	November 16, 2021
Other material terms	Zero interest loan paid monthly unless: 4. There is a Change in Control of the Company Then the balance is due with 3% interest on the balance from the date of disbursement

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$1,410,000.00
Interest rate and payment schedule	8% interest accruing
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2021
Other material terms	

As a result of the investment by Phoenix Sports Partners, LLC, the Company has gone through a Change in Control and is required to pay balance + interest of the Iowa Economic Development Authority loan. FanFood is continuing the same payment plan and will make the lump payment when funds are available. No consequences at this point.

The total amount of outstanding debt of the company is $2,318,357.44.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,194,007	$1,500,000.00	Growth Primary expenses are: Payroll, Marketing, and Development Costs	January 11, 2019	Rule 506(b)

Ownership

A majority of the Company is owned by a few people/entities: Phoenix Sports Partners - 35.1% Carson Goodale (CEO) - 18.3% William Anderson (COO) - 12.3%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Phoenix Sports Partners, LLC	35.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Prior to 2019, $488,246 of convertible notes was raised and converted to preferred equity; $120,047 has been raised in a crowdfunding round through a SAFE that is outstanding; $1,500,000 has been raised in preferred equity from a single investor. During 2019, $1,410,000 was raised in a new convertible note round, all of which are outstanding as of 12/31/2019. During 2019 FanFood signed 51 new contracts with various venues ranging from Minor League Baseball to Drive-In theaters.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: Selling the platform to venues of various types, on-boarding venues previously sold to, and executing on marketing to drive customer orders in those respective venues.

Liquidity and Capital Resources

On 12/18/2017 the Company conducted an offering pursuant to Regulation CF and raised $120,047.07.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Phoenix Sports Partners, LLC has committed capital to fund payroll up to a maximum investment. FanFood expects, but does not guarantee, an increase in investment from Phoenix Sports Partners, LLC to continue funding payroll.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company intends to invest significantly into it's product offering, which is technology based. This cost, or a portion of the cost, is planned to be capitalized.

Material Changes and Other Information

Co-Founder and CFO Elijah Doetsch is no longer involved with the company and an agreement has been reached for his shares to be repurchased.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Elijah Doetsch
Relationship to the Company	Founder
Total amount of money involved	$168,000.00
Benefits or compensation received by related person	$168,000
Benefits or compensation received by Company	
Description of the transaction	Elijah Doetch, a founder of the company, was terminated by the company. His shares were sold to Carson Goodale and Phoenix Sports Partners, LLC

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Carson Goodale
_____
(Signature)

Carson Goodale
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dustin Hemesath
_____
(Signature)

Dustin Hemesath
_____
(Name)

National Sales Leader
_____
(Title)

_____
(Date)

/s/William Anderson
_____
(Signature)

William Anderson
_____
(Name)

Head of Business Development
_____
(Title)

_____
(Date)

/s/Kevin Murray
_____
(Signature)

Kevin Murray
_____
(Name)

Board Member
_____
(Title)

_____
(Date)

/s/Carson Goodale
_____
(Signature)

Carson Goodale
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Carson Goodale, being the founder of FanFood, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Carson Goodale
_____
(Signature)

Carson Goodale
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

FanFood Inc - New
Profit and Loss
February - December, 2019

		Total
Income		
Contra Revenue		-6,506.36
Concession contra revenue		
Owed to venue-standard		-13,505.94
Promotional discount		-3,817.73
Total Concession contra revenue	-$	17,323.67
Licensing contra revenue		29,045.90
License discounts		-17,299.00
Marketing discount		-8,137.90
Setup fee discount		-3,609.00
Total Licensing contra revenue	$	0.00
Total Contra Revenue	-$	23,830.03
Convenience Fees Income		0.22
Gross Revenue		
Concession sales - Aramark		15,436.75
Concession sales - standard		69,910.55
Licensing (group)		
Equipment sales		350.00
License sales		3,796.61
Marketing materials revenue		19,738.44
Setup revenue		12,148.00
Shipping income*		250.00
Total Licensing (group)	$	36,283.05
Total Gross Revenue	$	121,630.35
Interest Income		3.34
Unapplied Cash Payment Income		899.00
Total Income	$	98,702.88
Cost of Goods Sold		
Cost of Goods Sold - TRG		0.00
Cost of Services		74.62
Transaction processing fee		88.15
Total Cost of Services	$	162.77
Total Cost of Goods Sold	$	162.77
Gross Profit	$	98,540.11
Expenses		
Accrued Expense		11,961.48
Bank Charges & Fees		2,330.08
Business Consulting		52,160.76
Business licenses and fees		2,232.00
Contractors		334,544.67
Depreciation		68,000.00

Donations		2,650.00
Dues & subscriptions		5,542.48
Employee non-travel meals		9,622.83
G&A		
Office software & internet		28,833.85
Office Supplies		31,986.38
Other operating costs		109.16
Postage expense		7,184.73
Recruiting		99,546.41
Reimbursement - Expensify Report		5,684.54
Total G&A	$	**173,345.07**
Insurance - general liability		4,657.59
Insurance-others		87.74
Interest expense		25,962.43
Management Fees		190,000.00
Marketing		112,578.37
Advertising/PR		69,757.12
B2B		5,250.00
Conferences/Tradeshows		24,751.31
Consulting		-3,651.71
Printing & materials		45,160.99
Sponsorship		0.00
TRG-Equipment		2,239.00
TRG-Marketing materials		258.55
TRG-Others		596.84
Total Marketing	$	**256,940.47**
Office Rent/lease		56,974.80
Payroll and benefits		
Benefits - medical		36,436.45
Benefits - workers comp		2,503.24
Compensation - salaries		849,311.26
FICA		62,077.39
FUTA		722.54
Payroll processing fees		11,140.84
SUTA		8,082.17
Total Payroll and benefits	$	**970,273.89**
Professional Services		2,000.00
Accounting fees		14,374.87
Legal expenses		77,683.00
Total Professional Services	$	**94,057.87**
R&D		
Product development - software		48,226.02
Total R&D	$	**48,226.02**
Selling expenses		
CRM and Sale Apps		51,445.59
Sales entertainments		478.11
Sales meals with clients		476.22

Total Selling expenses	$	**52,399.92**
Taxes		151.55
Payroll tax		-2.28
Total Taxes	$	**149.27**
Travel Expenses		5,142.16
Elijah Advance		0.00
Lodging		10,015.03
Transportation		38,903.97
Total Travel Expenses	$	**54,061.16**
Travel meals		2,221.95
Unapplied Cash Bill Payment Expense		-30,257.19
Utilities		2,420.48
Verizon Data		15,443.49
Total Expenses	$	**2,406,009.26**
Net Operating Income	-$	**2,307,469.15**
Other Expenses		
Other Miscellaneous Expense		47,115.36
Total Other Expenses	$	**47,115.36**
Net Other Income	-$	**47,115.36**
Net Income	-$	**2,354,584.51**


FanFood Inc - New
Balance Sheet
As of December 31, 2019


	Total
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
Chase checking xxx6195	29,685.18
Collateral MMA SVB #5753	20,000.00
Silicon Valley Bank xxx8596	137,678.89
Wells Fargo checking xxx7122	14,256.44
Total Bank Accounts	**$ 201,620.51**
Accounts Receivable	
Accounts Receivable	40,101.10
Total Accounts Receivable	**$ 40,101.10**
Other Current Assets	
Subscription receivable	544,391.65
Total Other Current Assets	**$ 544,391.65**
Total Current Assets	**$ 786,113.26**
Fixed Assets	
Fixed Asset Software	481,592.27
Total Fixed Assets	**$ 481,592.27**
TOTAL ASSETS	**$ 1,267,705.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	639,288.53
Total Accounts Payable	**$ 639,288.53**
Credit Cards	
Chase credit card xxx3169	52,261.65
SVB Credit Card	14,199.16
Wells Fargo credit card xxx7049	40,968.94
Total Credit Cards	**$ 107,429.75**
Other Current Liabilities	
Deferred Revenue	25,765.49
Deposits - setup fee	0.00
Unearned revenue - license	3,832.00
Total Other Current Liabilities	**$ 29,597.49**
Total Current Liabilities	**$ 776,315.77**
Long-Term Liabilities	
Accrued interest	1,458.00
Advance from Bob	0.00
Advance from Carson	2,112.58

Advance from Elijah Doetsch		0.00
Advance from Wil Anderson		1,000.00
Convertible Note - 3 Eagles Holding, LLC		51,052.05
Convertible Note - Bedrock Venture Partners,LLC		100,731.18
Convertible Note - Cameroon Goodale		15,291.80
Convertible Note - Dean Hemesath		15,113.21
Convertible note - Democracy VC LLC		120,047.00
Convertible Note - Faisal Masud		50,554.35
Convertible Note - Marc J Zwillinger		15,067.38
Convertible Note - Pete Moore		25,144.77
Convertible Note - Phoenix Sports Partners		1,019,400.54
Convertible Note - Stuart Sinclair		50,540.54
Convertible Note - The Jennifer Rigley Trust		25,271.00
Convertible Note - Thomas Parkinson		51,052.05
Convertible Note - Ward Jorgensen		15,302.47
Loan-Doug Doetsch		0.00
Notes Payable - Iowa loan		12,500.24
Total Long-Term Liabilities	**$**	**1,571,639.16**
Total Liabilities	**$**	**2,347,954.93**
Equity		
Common shares		31.34
Opening Balance Equity		-264.44
Paid in Capital		2,217,829.72
PIC-Phoenix		17,500.00
Total Paid in Capital	**$**	**2,235,329.72**
Preferred shares		171.25
Retained Earnings		-290,028.64
Treasury stock		-17,500.00
Net Income		-3,007,988.63
Total Equity	**-$**	**1,080,249.40**
TOTAL LIABILITIES AND EQUITY	**$**	**1,267,705.53**